

September 19, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 09/19/25

Enclosures

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **09/19/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe C2 Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
     433 W Van Buren Steet
     Chicago, Illinois 60607

3.   Provide the applicant's mailing address (if different):

25004840

4.   Provide the business telephone and facsimile number:
     (312) 786-5600   (312) 786-7138
         (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
     Laura Dickman   Associate General Counsel   Cboe C2 Exchange, Inc.   (312) 786-7572
         (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
     Pat Sexton
     433 W Van Buren Street
     Chicago, IL 60607

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership
     ____ Limited Liability Company ____ Other (specify): ____

     If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
     (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
     (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____09/19/25_____ _____   Cboe C2 Exchange, Inc.
         (MM/DD/YY)   (Name of Applicant)

By: *Laura Dickman* [signature executed at 2:00pm on 09/19/25]   Laura Dickman, Associate General Counsel
        (Signature)   (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header_ , _see header_ by ___see header
                                      (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____ County of __see header___ State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF SEPTEMBER 19, 2025

Summary of changes made to Exhibit C:

- For Global Indices, LLC, Catherine Clay's Officer title has been updated to President.
- For Cboe Livevol, LLC, Catherine Clay's Officer title has been updated to President.
- For Digital Asset Benchmark Administration, LLC, Catherine Clay's title has been updated to President.
- For Cboe Data and Access Solutions, China, LLC, Catherine Clay (President) has been appointed as an Officer.
- For Cboe Vest, LLC, Chris Isaacson's Officer title has been updated to President.
- For Cboe Vest, LLC, Prashant Bhatia (Vice President) has been appointed as an Officer.
- For Cboe Building Corporation, Jill Griebenow's Officer title has been updated to President.
- For Cboe Building Corporation, Allen Wilkinson's Officer title has been updated to Vice President, Treasurer.
- For Cboe FX Services, LLC, Chris Isaacson's Officer title has been updated to President.
- For Cboe FX Holdings, LLC, Chris Isaacson's Officer title has been updated to President.
- For Cboe FX Markets, LLC, Craig Donohue (President) has been appointed as an Officer.
- For Cboe FX Markets, LLC, Ben Gough (Vice President, FX Liquidity Management) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., Craig Donohue has been appointed as Director.
- For Cboe EDGA Exchange, Inc., Craig Donohue has been appointed as Director.
- For Cboe SEF, LLC, Craig Donohue has been appointed as Director.
- For Cboe Ascent Holdings, LLC, Chris Isaacson's Officer title has been updated to President.
- For Cboe Ascent Holdings, LLC, Prashant Bhatia (Vice President) has been appointed as an Officer.
- For Cboe Ascent Holdings, LLC, Chris Isaacson has been appointed as a Director.
- For Cboe Ascent Holdings, LLC, Jill Griebenow has been appointed as a Director.
- For Cboe BYX Exchange, Inc., Craig Donohue has been appointed as a Director.
- For Cboe BZX Exchange, Inc., Craig Donohue has been appointed as a Director.
- For Cboe C2 Exchange, Inc., Craig Donohue has been appointed as a Director.
- For Cboe Canada Holdings, ULC, Chris Isaacson has been appointed as a Director.
- For Cboe Canada Holdings, ULC, Jill Griebenow has been appointed as a Director.
- For Cboe Canada Holdings, ULC, Chris Isaacson's Officer title has been updated to President.
- For Cboe Data Services, LLC, Catherine Clay's Officer title has been updated to President.
- For Cboe Data Services, LLC, Catherine Clay has been appointed as a Director.
- For Cboe Data Services, LLC, Chris Isaacson has been appointed as a Director.
- For Cboe Digital Holdings, Inc., Chris Isaacson's Officer title has been updated to President.
- For Cboe Digital Holdings, Inc., Jill Griebenow (Treasurer) has been appointed as an Officer.
- For Cboe Digital Holdings, Inc., Jill Griebenow has been appointed as a Director.
- For Cboe Exchange, Inc., Craig Donohue has been appointed as a Director.
- For Cboe Futures Exchange, LLC, Craig Donohue has been appointed as a Director.
- For Cboe III, LLC, Chris Isaacson's Officer title has been updated to President.
- For Cboe III, LLC, Prashant Bhatia (Vice President) has been appointed as an Officer.
- For Cboe III, LLC, Adam Kelly (Vice President) has been appointed as an Officer.
- For Cboe III, LLC, Chris Isaacson has been appointed as a Director.

- For Cboe Off-Exchange Services, LLC, Chris Isaacson's Officer title has been updated to President.
- For Cboe Silexx, LLC, Catherine Clay's Officer title has been updated to President.
- For Cboe Silexx, LLC, Catherine Clay has been appointed as a Director.
- For Cboe, LLC, Chris Isaacson's Officer title has been updated to President.
- For Direct Edge LLC, Chis Isaacson's Officer title has been updated to Chief Executive Officer, President.
- For Hanweck Associates, LLC, Catherine Clay's Officer title has been updated to President.
- For Hanweck Associates, LLC, Catherine Clay has been appointed as a Manager.
- For Loan Markets, LLC, Chris Isaacson's Officer title has been updated to President.
- For Loan Markets, LLC, Prashant Bhatia (Vice President) has been appointed as an Officer.
- For Loan Markets LC, LLC, Catherine Clay has been appointed as a Director.
- For Omicron Acquisition Corp, Chris Isaacson's Officer title has been updated to President.
- For Omicron Acquisition Corp, Chris Isaacson has been appointed as a Director.
- For Cboe Services Company, Jill Griebenow has been appointed as a Director.
- For Cboe Services Company, Craig Donohue's Officer title has been updated to CEO,Chief Executive Officer and President.
- For Cboe Services Company, Erin Banks (Senior Vice President, Global Head of Talent Management and Compensation) has been appointed as an Officer.
- For Cboe Bats, LLC, Craig Donohue's Officer title has been updated to Chief Executive Officer and President.
- For Cboe Bats, LLC, Prashant Bhatia (Executive Vice President, Head of Enterprise Strategy and Corporate Development) has been appointed as an Officer.
- For Cboe Bats, LLC, Kenneth Hill's Officer title has been updated to Senior Vice President, Treasurer and Head of Investor Relations
- For Cboe Bats, LLC, Erin Banks (Senior Vice President, Global Head of Talent Management and Compensation) has been appointed as an Officer.
- For Cboe Bats, LLC, Lauren Arbid (Vice President, Head of Market Structure), has been appointed as an Officer.
- For Cboe Bats, LLC, Joseph Green (Vice President, Business Strategy), has been appointed as an Officer.
- For Cboe Bats, LLC, Dale Michaels (Vice President, Head of Cboe Clear), has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Cboe BZX Exchange, Inc., the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Cboe EDGA Exchange, Inc., the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Cboe EDGX Exchange, Inc., the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Cboe FX Holdings, LLC, the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Cboe FX Markets, LLC, the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Cboe FX Services, LLC, the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.

- For Cboe Services Company, the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Cboe Trading Inc., the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Direct Edge LLC, the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.
- For Omicron Acquisition Corp., the address has been changed to 6800 W. 115th Street, Suite 260, Overland Park, KS 66211.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:	Title:	Commencement of Term Date:		
Andrew Bevers	VP, Head of Derivatives Account Coverage	03/01/24		
Prashant Bhatia	EVP, Head of Enterprise Strategy & Corporate Development	09/02/25		
Kristin Boyd	SVP, Global Head of Derivative Sales and Distribution	03/01/24		
Kevin Carrai	SVP, Global Head of Market Data and Access Services)	03/01/24		
Brittany Carter	VP, Corporate Strategy	03/01/24		

Cole Chmielewski	Vice President, Operations	03/01/24		
Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing	03/01/24		
William Ciabattoni	VP, Product Management	03/01/24		
Catherine Clay	EVP, Global Head of Derivatives	03/01/24		
Gary Compton	Vice President, Communications	03/01/24		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer	03/01/24		
Laura Dickman	Vice President, Associate General Counsel	03/01/24		
Craig Donohue	CEO and President	05/20/25 08/12/25 - Title Change		
Meaghan Dugan	SVP, Head of US Options	03/01/25		
James Enstrom	Senior Vice President, Chief Audit Officer	03/01/24		
Angelo Evangelou	SVP, Public Policy	03/01/24		
Stacie Fleming	SVP, Communications	03/01/24		
Stephanie Foley	EVP, Chief Human Resources Officer	03/01/24		
Jennifer Fuentes	VP, Compliance – North American Securities and Interim Chief Compliance Officer	03/01/25 – Change in Title		
Todd Furney	Senior Vice President, Chief Risk Officer	03/01/24		
Megan Goett	SVP, Chief Marketing Officer	03/01/25		

Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	03/01/24		
Jill Griebenow	EVP, CFO, Treasurer	03/01/24		
John Hiatt	Vice President, Cboe Labs	03/01/24		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	03/01/24		
Matt Iwamaye	VP, Associate General Counsel, Equities	03/01/24		
Chris Isaacson	Executive Vice President, COO	03/01/24		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	12/17/24		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	03/01/24		
Stephanie Lara	SVP, Deputy Chief Regulatory Officer	03/01/24		
Benjamin Lawson	Vice President, Chief Information Security Officer	12/17/24		
Tim Lipscomb	EVP, Chief Technology Officer	03/01/25 – Change in Title		
Marc Magrini	Vice President, Administration	03/01/24		
Scott Manziano	VP, Sales Operations	03/01/24		
Sarah McDowell	VP, Chief Enforcement Counsel	03/01/24		
Kathleen Mikulak	VP, Regulation	03/01/24		
Emily Mitchell	Senior Vice President, Tax	03/01/24		
Anthony Montesano	Vice President, Market Structure	03/01/24		

Jordan Newmark	VP, Associate General Counsel	03/01/24		
Dennis O'Callahan	VP, Cboe Labs	03/01/24		
Dan Overmyer	Vice President, Options Regulation	03/01/24		
Hemang Patel	VP, Project Management	03/01/24		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	03/01/24		
Stephanie Renner	SVP, Finance	03/01/24		
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	03/01/24		
Steven Sinclair	Vice President, Software Engineering	03/01/24		
Eileen Smith	Senior Vice President, Data and Analytics	03/01/24		
Nicholas Still	VP, Data Protection Officer	03/01/24		
Oliver Sung	SVP, North American Cash Equities	03/01/25 – Change in Title		
Alexandra Szakats	Vice President, Cboe Options Institute	7/17/24		
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24		
Hatice Unal	SVP, Infrastructure	03/01/24		
Joacim Wiklander	President & CEO of Cboe Canada	Head of Global Listings	7/17/24		
Allen Wilkinson	SVP, Chief Accounting Officer	03/01/24		
Clinton Wolf	VP, Operations	03/01/24		
Omarr Woodhouse	VP, Operations Support Center	03/01/24		

Troy Yeazel	Senior Vice President, Global Operations	03/01/24	
		Former Officers	

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23
Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25
Carmen (Lita) Brannan	VP, Government Relations	03/01/24	02/28/25
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20	05/04/24
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23
Rob Hocking	Senior Vice President, Head of Product Innovation	03/01/24	04/30/25
Dave Howson	President	03/01/24	08/01/25
Adam Inzirillo	EVP, Global Head of Data and Access Solutions	03/01/24	09/05/25
Vaishali Javeri	Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	08/23/24
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17	12/31/23
Robert Marrocco	VP, Global Head of ETP Listings	03/01/24	03/10/25
Kyle Murray	VP and Associate General Counsel	03/01/24	03/14/25
Fredric Tomczyk	CEO	03/01/24	05/07/25

Umesh Yerram	VP, Chief Information Security Officer		02/02/21		06/27/24

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors					
Name		Classification(s)		Last Appointment Date:	Termination Date:
Bruce Andrews		Director		08/13/24	
Gilbert Bassett		Director		08/13/24	
Craig Donohue		Director		08/12/25[1]	
Dave Howson		Director		08/13/24	08/01/25
Kevin Murphy		Director		08/13/24	
Ananda Radhakrishnan		Director		08/13/24	
Miguel Rivera		Director		08/13/24	
David Roscoe		Director		08/13/24	
Hillary Sale		Director		08/13/24	
Scott Wagner		Director		08/13/24	

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

---

[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe